

November 23, 2010

Alan Shortall
Chief Executive Officer
Unilife Corporation
633 Lowther Road
Lewisberry, PA 17339

>   **Re: Unilife Corporation**
>   **Post-effective amendment to Form S-1**
>   **Filed November 15, 2010**
>   **File No. 333-167631**

Dear Mr. Shortall:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference of Certain Documents, page 2

1.   Please expand your response to prior comment 1 to tell us with specificity (1) from which document the disclosure required by Items 3 through 11 of Form S-1 is incorporated by reference and (2) how incorporating by reference from such documents is consistent with Item 12 of Form S-1.

2.   We note your revised disclosure in response to prior comment 2 and reissue. Please update to incorporate by reference all filings required by Item 12(a)(2) to Form S-1, including your definitive proxy statement filed on October 18, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Marjorie Sybul Adams, Esq. – DLA Piper LLP